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                                                                    Exhibit 22.1

             M A C K - C A L I   R E A L T Y   C O R P O R A T I O N

NEWS RELEASE

For Immediate Release

Contact:  Barry Lefkowitz               Darren Brandt
          Executive Vice President      Sloane & Company
          And Chief Financial Officer   (212) 446-1861
          (908) 272-8000




MACK-CALI REALTY CORPORATION ADOPTS SHAREHOLDER RIGHTS PLAN

CRANFORD, NJ, - July 2, 1999-Mack-Cali Realty Corporation (NYSE:CLI) announced today that its Board of Directors has adopted a Shareholder Rights Plan in order to continue to act in the best interests of the Company and its shareholders if any hostile takeover activity should occur. The Company's adoption of the Rights Plan was not taken in response to any known effort to acquire control of the Company.

Over 3,000 companies have adopted shareholder rights plans, including over two-thirds of all S&P 500 companies and one-third of publicly traded real estate investment trusts.

"The shareholder rights plan we have put in place reinforces our commitment to strong corporate governance and brings us in line with similar measures taken by the business world's leading companies," commented Mitchell E. Hersh, chief executive officer. Hersh added, "We believe this action represents a prudent step towards protecting the investment of our shareholders and preserving the long-term value of the Company."

To implement the Rights Plan, the Board has declared a distribution of one right for each outstanding share of common stock to shareholders of record at the close of business on July 6, 1999. The initial distribution of rights is not taxable to shareholders. Each right entitles the holder to purchase

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from the Company 1/1000th of a share of Series A junior participating preferred stock at a purchase price of $100 per right, subject to adjustment. The rights will expire on July 6, 2009, unless redeemed by the Company as described below.

At the time of the adoption of the Rights Plan, the rights will not be exercisable and will trade with the Company's common shares. The rights will become exercisable if a person or group becomes the beneficial owner of 15% or more of the then-outstanding common shares of the Company or announces an offer to acquire 15% or more of the Company's then-outstanding common shares.

If a person or group acquires 15% or more of the Company's outstanding common shares, then each right not owned by the acquiring person or its affiliates will entitle its holder to purchase, at the right's then-current exercise price, the number of common shares of the Company having a market value equal to twice the then-current exercise price. The plan also provides that if, after the rights become exercisable, the Company is acquired in a merger or other business combination transaction with an acquiring person or its affiliates or sells 50% or more of its assets or earnings power to an acquiring person or its affiliates, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice the right's exercise price.

Mack-Cali will be entitled to redeem the rights at $.01 per right at any time until the tenth day following the public announcement of the acquisition by a person or group of 15% of the Company's common shares. The Rights Plan further provides that the Company may, at its option, after a person or group has acquired ownership of 15% or more of the Company's shares, exchange all or part of the rights (other than the rights held by the acquiror) for shares of beneficial interest of the Company at an exchange ratio of one share per right.

A summary of the Rights Plan will be mailed to all common shareholders of record following the record date.

Mack-Cali Realty Corporation is a fully-integrated, self-administered, self-managed real estate investment

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trust (REIT) providing management, leasing, development, construction and other tenant-related services for its class A real estate portfolio. Mack-Cali owns or has interests in 254 properties, primarily office and office/flex buildings, totaling approximately 28.1 million square feet, located in 12 states and the District of Columbia. The properties, which are primarily located in the Northeast, enable the Company to provide a full complement of real estate opportunities to its diverse base of over 2,400 tenants.

Additional information on Mack-Cali Realty Corporation is available on the Company's Web site at http://www.mack-cali.com.

Certain information discussed in this press release may constitute forward-looking statements within the meaning of the Federal Securities law. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those risks, trends and uncertainties are the general economic climate; the supply of and demand for office, office/flex and industrial/warehouse properties; interest rate levels; the availability of financing; and other risks associated with the development and acquisition of properties, including risks that the development may not be completed on schedule, that the tenants will not take occupancy or pay rent, or that development or operating costs may be greater than anticipated. For further information on factors which could impact the Company and the statements contained herein, reference should be made to the Company's filings with the Securities and Exchange Commission including quarterly reports on Form 10-Q, reports on Form 8-K, and annual reports on Form 10-K.

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